Mail Stop 4561

October 18, 2007

<u>VIA U.S. MAIL</u>

Lee Horwitz
CFO
Morgan Stanley Charter Campbell L.P.
Demeter Management Corporation
522 Fifth Avenue, 13th Floor
New York, NY 10036

> **Re:** **Morgan Stanley Charter Campbell L.P.**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2006**
> **Filed March 9, 2007**
> **File No. 000-50064**

Dear Mr. Horwitz:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Kevin Woody
Branch Chief